UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 30, 2015

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 30 March 2015 entitled ‘VODAFONE APPOINTS MATHIAS DÖPFNER AS NON-EXECUTIVE DIRECTOR; ANNOUNCES BOARD CHANGES ARISING FROM LUC VANDEVELDE’S RETIREMENT’

30 March 2015

Vodafone appoints Mathias Döpfner as Non-Executive Director

Announces Board changes arising from Luc Vandevelde’s retirement

Vodafone Group Plc (“Vodafone”) today announced the appointment of Dr Mathias Döpfner as a Non-Executive Director with effect from 1 April 2015.

Dr Döpfner is Chairman and CEO of the German media group Axel Springer SE in Berlin. Axel Springer is active in more than 40 countries and is the leading digital publisher in Europe. Since Dr Döpfner became CEO in 2002, Axel Springer’s revenues from digital have increased from €117m to €1.6bn with EBITDA increasing from €-12m to €365.8m.

Dr Döpfner has been with Axel Springer SE since 1998, initially as editor-in-chief of Die Welt and since 2000 as a member of the Management Board. Among various positions he has held in media companies, he was the editor-in-chief of the newspapers Wochenpost and Hamburger Morgenpost and the Brussels-based correspondent for the Frankfurter Allgemeine Zeitung. He studied Musicology, German and Theatrical Arts in Frankfurt and Boston. Dr Döpfner is a member of the Board of Directors of Time Warner and Warner Music Group and holds honorary offices at - among others - the American Academy, the American Jewish Committee and the European Publishers Council (EPC). He was visiting professor in media at the University of Cambridge and became a member of St John’s College in 2010.

Vodafone Group Chairman Gerard Kleisterlee said: “Mathias is one of the leading visionaries of the global media industry who has led his business through a highly successful transition into digital and international markets. I am delighted to welcome him to the Board.”

Separately, Vodafone also announced that Luc Vandevelde will stand down from the Board with effect from the Company’s Annual General Meeting on 28 July 2015. Luc Vandevelde joined the Board in September 2003 and became the Senior Independent Director in July 2012.

Gerard Kleisterlee said: “On behalf of the Board, I would like to thank Luc for his significant contribution over more than a decade and wish him well for the future.”

Philip Yea will be appointed as Senior Independent Director with effect from the Annual General Meeting and Val Gooding will chair the Remuneration Committee - and become a member of the Nominations and Governance Committee - with effect from the same date.

There are no other disclosures to be made under Listing Rule 9.6.13.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 30, 2015	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary